FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006.
The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: December 15, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Bank Financial Group Confirms TSX Acceptance of Normal Course Issuer Bid Notice

Toronto, December 15, 2006 - The Toronto-Dominion Bank (TSX: TD) announced today that the Toronto Stock Exchange (TSX) has accepted its notice of intention to make a normal course issuer bid. TD announced its intention to file the notice on October 19th, 2006. Under its normal course issuer bid, TD intends to repurchase up to 5 million of its common shares, representing approximately 0.7% of the 718,932,229 common shares issued and outstanding as of December 13, 2006. As previously announced, the objective of the bid is to offset the common share dilution arising from the exercise of stock options. The maximum number of shares to be repurchased is based on the anticipated number of shares to be issued due to exercise of options over a 12-month period.

TD will determine, based on its capital requirements, when to initiate repurchases during the 12 month period the bid is in effect. TD intends to establish a plan under which its broker, TD Securities, would repurchase TD shares pursuant to the bid. Such a plan would define a pre-arranged set of criteria, in accordance with which share repurchases would be made automatically, until the plan is terminated by TD or the bid expires. TD would not be entitled to vary or suspend the plan.

All repurchases will be made through the facilities of the TSX in accordance with the rules and policies of the exchange. All repurchased shares will be cancelled.

Repurchases under the bid may commence on December 20, 2006 and will terminate on December 19, 2007, or on such earlier date as TD may determine.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$392.9 billion in assets, as of October 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information:
Peter Levitt, Vice President, Capital Finance, (416) 308-4426